UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lithuania has chosen Embraer’s C-390 Millennium Transport Aircraft to strengthen its military readiness

•	This strategic decision, which paves the way for the acquisition of three C-390 marks a significant step in enhancing Lithuania’s operational readiness and interoperability with other NATO members.

•	The deal includes industrial cooperation that will provide opportunities for MRO capabilities, parts co-production and partnerships with knowledge institutes.

Paris, Le Bourget June 18, 2025 – The Ministry of National Defence of Lithuania has announced that the Embraer (NYSE: ERJ/ B3:EMBR3) C-390 Millennium has been chosen as country’s next-generation military transport aircraft.

This decision marks a significant step in enhancing Lithuania’s operational readiness and interoperability within NATO countries (North Atlantic Treaty Organization) and paves the way for the acquisition process according to national legal procedures and legislation.

“We have carefully studied the various types of military transport aircraft available on the market, and our assessment has clearly shown that the C-390 Millennium is the most suitable platform to meet our national military operational requirements. Therefore, Lithuania has chosen Embraer Company for further negotiations and expects to finalize the acquisition contract in the coming months,” said Loreta Maskaliovienė Vice Minister of National Defence of Lithuania.

“We are honored to have been selected by the Lithuanian authorities. This selection reflects Embraer's commitment to strengthening defense capabilities in Europe. In this regard, the C-390, with its versatility, performance, and NATO interoperability, is the ideal platform — readily available to carry out the most demanding missions,” said Bosco Da Costa Junior, President & CEO of Embraer Defense & Security.

The C-390 Millennium is a next generation aircraft designed to operate in austere environments and under demanding conditions, offering superior speed, payload capacity, and mission flexibility.

Its selection aligns Lithuania with a growing number of European and NATO allies including Portugal, Hungary, the Netherlands, Austria, Czech Republic, Sweden and Slovakia who have also chosen the C-390 to modernize their air forces. By adopting the C-390 Millennium, Lithuania will significantly enhance its operational capabilities while benefiting from the ecosystem and synergies present in Europe in terms of support and training.

Since entering operation with the Brazilian Air Force in 2019, the Portuguese Air Force in 2023 and, most recently with the Hungarian Air Force in 2024, the C-390 Millennium has proven its capability, reliability, and performance. The current fleet in operation has demonstrated a mission capability rate of 93% and mission completion rates above 99%.

The C-390 Millennium can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions, such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting and humanitarian missions, operating on temporary or unpaved runways, such as packed earth, soil and gravel. The aircraft may be configured with air-to-air refueling equipment, with the designation C-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another C-390 using pods installed under the wings.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year. Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations